SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Esperion Therapeutics, Inc
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    29664R106
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                c/o International Fund Services (Ireland) Limited
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 2, 2003
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               (Page 1 of 5 Pages)



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CUSIP No. 29664R106            13D                       Page 2 of 5 Pages

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     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            DURUS LIFE SCIENCES MASTER FUND LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
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     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
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NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                9,370,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                9,370,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH Reporting Person
                                                9,370,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                27.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF Reporting Person **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106            13D                       Page 3 of 5 Pages


Item 1.     Security and Issuer.


This statement relates to the shares of common stock, par value of $.01 per share (the "Shares"), of Esperion Therapeutics, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3621 South State Street, 695 KMS Place, Ann Arbor, Michigan 48108.

Item 2.     Identity and Background.

            (a) This Schedule 13D is being filed by Durus Life Sciences Master Fund Ltd., a Cayman Islands exempted company (the "Reporting Person"), to report beneficial ownership resulting from transactions that have previously been reported on a Schedule 13D filed July 29, 2003 and amended August 1, 2003, by Durus Capital Management, LLC, the Reporting Person's portfolio manager (the "Portfolio Manager"), and Scott Sacane, the managing member thereof. No new transactions are reported herein.

            (b) The address of the Reporting Person's principal office is c/o International Fund Services (Ireland) Limited, 3rd Floor, Bishops Square, Redmonds Hill, Dublin 2, Ireland.

            (c) The Reporting Person's principal business is that of master investment fund.

            (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a Cayman Islands exempted company.

Item 3.     Source and Amount of Funds and Other Consideration.

The net investment cost (including commissions, if any) of the Shares reported herein is approximately $97,495,538.57. The Shares beneficially owned by the Reporting Person were acquired with working capital of the Reporting Person and on margin.

Item 4.     Purpose of the Transaction.

The Shares reported herein were acquired for the Reporting Person by the Portfolio Manager. The Reporting Person acquired and continues to hold such Shares for investment purposes, with no intention to influence or change the management or other affairs of the Issuer. The Reporting Person is currently in discussions with the Issuer concerning matters relating to the Reporting Person's ownership of Shares. Except as otherwise indicated herein, the Reporting Person currently has no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

CUSIP No. 29664R106            13D                       Page 4 of 5 Pages


Item 5.     Interest in Securities of the Issuer.

     Introductory Note. The Reporting Person is party to a portfolio management agreement, dated February 2002, by and among itself, the Portfolio Manager and Durus Life Sciences International Fund Ltd. (the "Portfolio Management Agreement"). Pursuant to the Portfolio Management Agreement, which is terminable at any time for cause or in the event of bankruptcy or insolvency of any of the parties, or upon 30 days notice, the Portfolio Manager manages investments for the Reporting Person. In that capacity, the Portfolio Manager and Scott Sacane, its managing member, have voting and dispositive power with respect to securities held by the Reporting Person, and also have the right to receive and power to direct the receipt of dividends from, and proceeds from the sale of, the Shares reported herein. A new board of directors for the Reporting Person was elected on September 2, 2003 (the date of this filing) and the new board of directors has instructed the Portfolio Manager to no longer take such actions on behalf of the Reporting Person. The Reporting Person may be deemed to share beneficial ownership of the Shares reported herein with the Portfolio Manager and Mr. Sacane, and such parties may be considered a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The information required by subparagraphs (a) through (e) of this Item 5 with respect to the Portfolio Manager and Mr. Sacane has been previously reported by such persons on a
Schedule 13D filed July 29, 2003 and amended on August 1, 2003.

            (a) As of October 28, 2003, the Reporting Person beneficially owned 9,370,000 Shares, representing 27.9% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the 33,577,270 Shares reported on the Issuer's Form 10-Q/A for the period ending June 30, 2003 to be outstanding as of August 8, 2003, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer.

            (b) The Reporting Person has shared voting and dispositive power over the 9,370,000 Shares reported herein.

            (c) Not applicable.

            (d) See the Introductory Note to this Item 5.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            On July 29, 2003, the Portfolio Manager and certain of its affiliates entered into a Voting and Transfer Restriction Agreement with the Issuer. The Agreement restricts the voting rights of such parties and the manner in which they and their affiliates and associates can transfer the Shares of the Issuer's common stock over which they and their affiliates and associates have claimed beneficial ownership.

Item 7.     Materials to be Filed as Exhibits.

            A copy of the Voting and Transfer Restriction Agreement referenced in Item 6 hereof is attached as Exhibit 1 hereto.

CUSIP No. 29664R106            13D                       Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  October 30, 2003


                               Durus Life Sciences Master Fund Ltd.


                               By:  /s/ LESLIE L. LAKE
                                    --------------------------------
                                    Name:  Leslie L. Lake
                                    Title: Director

                                                                     Exhibit 1


                    VOTING AND TRANSFER RESTRICTION AGREEMENT


         This Voting and Transfer Restriction Agreement dated July 29, 2003 is by and among Esperion Therapeutics, Inc., a Delaware corporation (the "Company"), Scott Sacane ("Sacane"), Durus Capital Management, LLC and Durus Capital Management (NA), LLC (together, "Durus," and together with Sacane, referred to herein as the "Sacane Group").

                                    RECITALS

WHEREAS, as of the date hereof, the Sacane Group has reported that it is the beneficial owner (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 9,726,900 shares of the Company's common stock, par value $0.001 per share (the "Common Stock");

WHEREAS, the Sacane Group has acquired shares of Common Stock in an amount that would cause the Sacane Group to be an Acquiring Person, as such term is defined in the Company's Rights Agreement, dated April 18, 2002, and amended by Amendment No. 1 dated November 26, 2002 (the "Rights Agreement"), but for the good faith determination by the Company's Board of Directors that such acquisition of Common Stock was inadvertent and without any intention of changing or influencing control of the Company;

WHEREAS, the Board of Directors has determined in good faith to amend the Rights Agreement so as to exclude the Sacane Group from the definition of Acquiring Person unless and until the Sacane Group becomes the beneficial owner of more than 33% of the Company's outstanding Common Stock as set forth in the amended Rights Agreement; and

WHEREAS, the Company and the Sacane Group desire to establish in this Agreement certain conditions of the Sacane Group's relationship with the Company.

                                    AGREEMENT

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound, hereby agree as follows:

                    Article I--Representations and Warranties

Section 1.01. Representations and Warranties of the Sacane Group. The Sacane Group represents and warrants to the Company, as of the date hereof, as follows:

         (a) The execution, delivery and performance by the Sacane Group of this Agreement and the consummation by the Sacane Group of the transactions contemplated by this Agreement are within its corporate powers and have been duly authorized by all necessary corporate action on its part. This Agreement constitutes a legal, valid and binding agreement of the Sacane Group enforceable against the Sacane Group in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity);

         (b) The execution, delivery and performance of this Agreement by the Sacane Group does not and will not contravene or conflict with or constitute a default under the Sacane Group's relevant formation and operating documents;

         (c) The Sacane Group "beneficially owns" (as such term is defined in Rule 13d-3 under the Exchange Act) 9,726,900 shares of Common Stock and neither the Sacane Group, nor any "Affiliate" or "Associate" (as such terms are defined in Rule 12b-2 under the Exchange Act), owns any other Voting Securities (as defined in Section 2.01); and

         (d) The Sacane Group has acquired beneficial ownership of the Voting Securities with a "passive intent" (as used in Rule 13d-1(c) under the Exchange
Act); that is, with no purpose, intent or effect of controlling the Company or changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose, intent or effect. The acquisition by the Sacane Group of beneficial ownership of more than 25% of the Company's outstanding Voting Securities was inadvertent.

Section 1.02. Representations and Warranties of the Company. The Company represents and warrants to the Sacane Group as follows:

         (a) As of the date hereof, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within its corporate powers and have been duly authorized by all necessary corporate action on its part. This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity); and

         (b) As of June 30, 2002, the Company had outstanding 29,480,766 shares of Common Stock.

                          Article II--Term of Agreement

Section 2.01. Term. The term (the "Term") of this Agreement shall commence on the date hereof and shall continue until the date on which the Sacane Group beneficially owns less than twenty percent (20%) of Company's outstanding Voting Securities. For purposes of this Agreement, the term "Voting Securities" shall mean any securities entitled to vote generally on matters required to be presented for a vote by the stockholders of the Company, or any direct or indirect rights or options to acquire any such securities or any securities convertible or exercisable into or exchangeable for such securities.

                  Article III--Voting and Standstill Provisions

Section 3.01. Restrictions on Voting Securities. For the Term of this Agreement, the Sacane Group agrees that any and all of the Voting Securities beneficially owned by the Sacane Group that represent more than 20% of the Company's outstanding Voting Securities shall be voted by the Sacane Group in proportion to the vote(s) cast by all of the other stockholders of the Company who beneficially own Voting Securities other than the Sacane Group.

Section 3.02. Restrictions on Certain Actions by the Sacane Group. Subject to
Article IV of this Agreement, during the Term, the Sacane Group covenants that it will not, and will cause each of its Affiliates and Associates not to, singly or as part of a partnership, limited partnership, syndicate or other group (as those terms are used in Section 13(d)(3) of the Exchange Act), directly or indirectly:

         (a) acquire beneficial ownership of more than 33% of the Company's outstanding Voting Securities;

         (b) make, or in any way participate in any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company;

         (c) form, join or encourage the formation of, any new "person" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Voting Securities;

         (d) deposit any Voting Securities into a voting trust or, other than as set forth in this Agreement, subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof;

         (e) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other person to initiate any stockholder proposal;

         (f) seek election to or seek to place a representative on the Board of Directors of the Company or, except with the approval of management of the Company, seek the removal of any member of the Board of Directors of the Company;

         (g) except with the approval of management of the Company, call or seek to have called any meeting of the stockholders of the Company;

         (h) act to seek or control, disrupt or influence the management, policies or affairs of the Company, except with the approval of management of the Company;

         (i) make any public announcement, public comment, public statement or public proposal whatsoever with respect to, any form of business combination transaction involving the Company, including, without limitation, a merger, exchange offer or liquidation of the Company's assets, or any restructuring, recapitalization or similar transaction with respect to the Company; or

         (j) instigate or encourage any third party to do any of the foregoing.

                        Article IV--Transfer Restrictions

Section 4.01.  Transfer Restrictions.

         (a) For the Term of this Agreement, the Sacane Group covenants that, without the prior written consent of the Company, the amount of Voting Securities sold or otherwise disposed of by the Sacane Group or its Affiliates or Associates in any three-month period shall not exceed the greater of (a) one percent (1%) of the outstanding shares of Common Stock as shown by the most recent report or statement published by the Company; (b) the average weekly reported volume of trading in the Company's Common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the notice required by Rule 144(h) under the Securities Act of 1933, as amended, or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or (c) the average weekly volume of trading in such securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Exchange Act during the four-week period specified in subsection (b) of this Section 4.01. Any transfers by members, partners or other such Affiliates or Associates of the Sacane Group of shares received by such persons from the Sacane Group or its Affiliates or Associates as a distribution shall be aggregated for the purposes of calculating the transfer limitations pursuant to this Section 4.01 for a period of two years after the date of the distribution.

         (b) The Sacane Group covenants that it will not transfer any shares of the Voting Securities that it beneficially owns before October 29, 2003.

Section 4.02. Reporting Obligations. The Sacane Group covenants to comply with all of the applicable reporting obligations under Section 13 of the Exchange Act and the rules promulgated thereunder and, as soon as reasonably practicable, the applicable reporting obligations under Section 16 of the Exchange Act and the rules promulgated thereunder. In addition, the Sacane Group covenants that it will deliver to the Company a copy of all beneficial ownership reports that are required to be filed pursuant to Sections 13 and 16 of the Exchange Act and the rules promulgated thereunder in accordance with the notice provisions herein, within three (3) business days of the date of the filing of such report with the Securities and Exchange Commission.

                            Article V--Miscellaneous

Section 5.01. Enforcement. The Sacane Group, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

Section 5.02. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the transactions contemplated by such parties and may be amended only by an agreement in writing executed by both parties.

Section 5.03. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

Section 5.04. Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

Section 5.05. Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties, and each such executed counterpart will be an original instrument.

Section 5.06. Notices. All notice, requests, demands and other communications required or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, facsimile transmission or air courier guaranteeing overnight delivery:

                  (a) if to the Company, to:

                  Esperion Therapeutics, Inc.
                  3621 South State Street
                  695 KMS Place
                  Ann Arbor, Michigan  48108
                  Attention: General Counsel
                  Telephone: (734) 332-0506
                  Facsimile: (734) 622-8334

                  with copies to:

                  Linda Griggs, Esquire
                  Morgan, Lewis & Bockius LLP
                  1111 Pennsylvania Ave, N.W.
                  Washington, DC 20004
                  Telephone: (202) 739-3000
                  Facsimile: (202) 739-3001

or to other such person or address as the Company shall furnish to the Sacane Group in writing;

                  (b) if to the Sacane Group, to

                  Scott Sacane
                  c/o Durus Capital Management, LLC
                  20 Marshall Street
                  Suite 320
                  Norwalk, Connecticut 06854
                  Telephone: (203) 899-3100
                  Facsimile: (203) 899-3125

                  with copies to:
                  William Natbony, Esq.
                  Katten Muchin Zavis Rosenman
                  575 Madison Avenue
                  New York, New York 10022
                  Telephone: (212) 940-8930
                  Facsimile: (212) 940-8994

or to other such persons or address as the Sacane Group shall furnish to the Company in writing.

All notices, requests, demands and other communications shall be deemed to have been duly given; at the time of delivery by hand, if personally delivered; five
(5) business days after having been deposited in the mail, postage pre-paid, if mailed; when answered back, if telexed; when received acknowledged, if by facsimile; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

Section 5.07. Successors and Assigns. This Agreement shall inure to the benefit of any successor or assign of the Company.

Section 5.08. Governing Law. This Agreement will be governed and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

              [The remainder of the page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.



                                        ESPERION THERAPEUTICS, INC.


                                        By:   /s/ Roger S. Newton, Ph.D
                                              --------------------------------
                                        Name:  Roger S. Newton, Ph.D
                                        Title: President and Chief Executive
                                               Officer



                                        /s/ Scott Sacane
                                        ---------------------------------------
                                        Scott Sacane


                                        DURUS CAPITAL MANAGEMENT, LLC

                                        By:   /s/ Scott Sacane
                                              --------------------------------
                                        Name:  Scott Sacane, Managing Member


                                        DURUS CAPITAL MANAGEMENT (NA), LLC

                                        By: /s/ Scott Sacane
                                            --------------------------------
                                        Name:  Scott Sacane, Managing Member